

October 1, 2013

<u>Via E-Mail</u>
Gerald Tucciarone
Secretary
Hauppauge Digital Inc.
91 Cabot Court
Hauppauge, NY 11788

> **Re: Hauppauge Digital Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 30, 2013**
> **File No. 000-13550**

Dear Mr. Tucciarone:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proposal 1: Reverse Stock Split</u>

<u>Purpose and Background of the Reverse Stock Split, page 12</u>

1.   You disclose in this and the proposal immediately following that you are "currently exploring the possibility of a 'PIPE' or other financing." Please tell us with specificity what steps you have taken in this regard to obtain PIPE or other financing. To the extent you have specific plans, proposals or arrangements to use any of the newly available shares of common stock if either of the proposals is approved to pursue a financing transaction, additional disclosure may be required regarding any such plans. Refer to Securities Act Rule 135(c) for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Steven J. Kuperschmid, Esq.
        Silverman Acampora LLP